Exhibit 99.1

August 12, 2014

Press release

Turquoise Hill announces financial results and review of operations for the second quarter of 2014

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2014. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi had an All Injury Frequency Rate of 0.51 per 200,000 hours worked and no fatalities for the first half of 2014.

•	Oyu Tolgoi recorded net revenue of $436.0 million in Q2’14 on sales of approximately 202,500 tonnes of copper-gold concentrate.

•	Q2’14 concentrate sales increased approximately 320% over Q1’14 and exceeded production resulting in an inventory drawdown for the quarter.

•	In Q2’14, Oyu Tolgoi had its strongest quarterly performance since production began in 2013 with 140,000 tonnes of copper-gold concentrate produced containing 36,200 tonnes of copper.

•	Concentrate sales, which are expected to be strong throughout the second half of 2014, are scheduled to exceed production through the end of 2014.

•

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2014 concentrate production and 92% of 2015 planned production; 84% of concentrate production has been contracted for up to eight years.

•	Ore grades are expected to increase as the Oyu Tolgoi open pit deepens into a high-grade zone during the second half of 2014.

•	Turquoise Hill continues to expect Oyu Tolgoi to produce between 135,000 – 160,000 tonnes of copper and 600,000 – 700,000 ounces of gold in concentrates for 2014.

•	Following receipt of a Tax Act from the Mongolian Tax Authority during Q2’14, all parties continue to work together to resolve these issues.

•	The feasibility study for the underground is largely complete subject to confirmation of some estimate assumptions.

•	All 15 global banks participating in the Oyu Tolgoi project financing agreed to extend their commitment letters to September 30, 2014.

•

All parties remain committed to the underground development of Oyu Tolgoi and are working through the outstanding shareholder issues; underground development is subject to resolution of shareholder issues, the finalization and approval of the feasibility study by all shareholders, the agreement of a comprehensive funding plan including project finance and receipt of all relevant permits

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•	On July 29, 2014, Turquoise Hill entered into a share purchase agreement with National United Resources Holdings for the sale of a 29.95% stake in SouthGobi.

•	Turquoise Hill’s cash position, on a consolidated basis at June 30, 2014, was $201.2 million.

FINANCIAL RESULTS

In Q2’14, Turquoise Hill recorded net income of $9.6 million ($0.00 per share), compared to a net loss of $105.4 million ($0.08 per share) in Q2’13, representing an improvement of $115.0 million. Results for Q2’14 improved due to reductions in operating losses before non-controlling interests at Oyu Tolgoi of $39.2 million and at SouthGobi of $24.9 million which after adjusting for non-controlling interests resulted in improvements of $25.9 million and $13.9 million respectively. In addition, the improvement arose from a gain of $14.0 million on the sale of non-core mineral property rights and reduced corporate expenses of $8.1 million. The results for Q2’13 included a loss from discontinued operations of $48.9 million.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s outstanding shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) completion and approval of the Oyu Tolgoi underground feasibility study by the Oyu Tolgoi shareholders; and (4) obtaining all necessary permits for the mine’s operation and development.

Q2’14 performance

Safety remains a major focus throughout Oyu Tolgoi’s operations and management and site leadership are committed to reducing risk and injury. For the first half of 2014, the mine’s All Injury Frequency Rate was higher than Q1’14 at 0.51 per 200,000 hours worked.

Concentrate sales during Q2’14 increased 320% over Q1’14 due to ongoing improvements in customer logistics and marketing. As a result of the increase, Q2’14 sales exceeded production resulting in an inventory drawdown for the quarter.

In Q2’14, Oyu Tolgoi generated revenue of $436.0 million, net of royalties of $23.5 million, on sales of approximately 202,500 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of Q2’14 revenue, net of royalties, by metals in concentrates is as follows: approximately 51,600 tonnes of copper for $285.4 million, approximately 126,000 ounces of gold for $145.2 million and approximately 309,000 ounces of silver for $5.4 million. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty in Mongolia. Revenues are presented net of royalties and typical contractual deductions (treatment and refining charges and freight differential).

Oyu Tolgoi recognized cost of sales in Q2’14 of $379.1 million. Production and delivery costs of $266.6 million include primarily the cash costs in inventory sold as well as the cash selling and allocated mine administration costs. Depreciation and depletion of $112.5 million includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process. Stripping costs, including cash and equipment depreciation, are recorded in the run-of-mine copper-gold stockpile inventory in the period incurred.

Key operational metrics for Q2’14 are as follows:

Oyu Tolgoi Key Metrics

All data represents full production and sales on a 100% basis

	3Q 2013	4Q 2013	1Q 2014	2Q 2014	1H 2013	1H 2014	Full Year 2013
Open pit material mined (‘000 tonnes)	12,151	21,956	21,621	16,861	37,925	38,482	72,032
Ore treated (‘000 tonnes)	8,052	7,835	5,560	7,778	4,430	13,338	20,317
Average mill head grades:
Copper (%)	0.47	0.49	0.52	0.53	0.42	0.52	0.47
Gold (g/t)	0.36	0.41	0.49	0.60	0.27	0.55	0.36
Silver (g/t)	1.39	1.44	1.52	1.57	1.31	1.55	1.39
Concentrates produced (‘000 tonnes)*	110.3	129.5	102.9	140.0	50.2	242.9	290.0
Average concentrate grade (% Cu)	27.7	25.4	24.6	25.8	26.1	25.3	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	30.6	32.9	25.3	36.2	13.1	61.5	76.7
Gold in concentrates (‘000 ounces)	62	74	66	113	21	179	157
Silver in concentrates (‘000 ounces)	196	208	163	229	85	391	489
Concentrates sold (‘000 tonnes)		26.4	48.2	202.5	—	250.6	26.4
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	6.1	13.1	51.6	—	64.7	6.1
Gold in concentrates (‘000 ounces)	—	10	28	126	—	154	10
Silver in concentrates (‘000 ounces)	—	36	78	309	—	387	36
Metal recovery (%)
Copper	81.7	86.4	87.9	87.6	73.2	87.7	81.6
Gold	66.3	71.2	75.5	74.8	56.7	75.1	66.1
Silver	54.9	57.2	59.3	58.6	47.8	58.7	54.2

*	Dry metric tonnes

Concentrate production for Q2’14 improved after recovering from thickener rake repairs in Q1’14, while mill head grades remained flat due to delayed mine advancement.

In Q2’14, Turquoise Hill capitalized $27.1 million (Q2’13: $174.6 million) in additions to property, plant and equipment at the Oyu Tolgoi mine, including underground evaluation costs of $9.4 million (Q2’13: $144.2 million). The decrease in additions to property, plant and equipment was primarily due to (i) suspending the development of the Oyu Tolgoi underground mine in Q3’13 and (ii) ceasing the capitalization of costs associated with establishing and commissioning the Oyu Tolgoi mine’s ore processing infrastructure on May 1, 2013, which was the date that this infrastructure was in the condition and location necessary for its intended use.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cashflows by way of a combination of share investments and debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At June 30, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.2 billion, including accrued interest of $1.1 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. The subsidiaries of the Company have accrued $114.4 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments. As at June 30, 2014, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon, totaled $751.2 million and $139.0 million respectively.

Operational outlook

Strong concentrate sales are expected to continue throughout the second half of 2014. Sales are expected to exceed production through the end of 2014. Oyu Tolgoi’s goal is to reach four to eight weeks of concentrate production in inventory by the end of 2014.

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2014 concentrate production and long-term contracts account for 92% of 2015 planned production. Additionally, 84% of concentrate production has been contracted for up to eight years (subject to mutually agreed renewals). All contracts are based on international terms.

While small amounts of higher-grade ore were processed in Q2’14, the grade is expected to increase as the mine deepens into a high-grade zone during the second half of 2014. In the high-grade zone, copper head grades are expected to reach 0.60% – 0.70% per tonne and gold head grades are expected to average approximately 1.0 gram per tonne. Turquoise Hill continues to expect Oyu Tolgoi to produce between 135,000 – 160,000 tonnes of copper and 600,000 – 700,000 ounces of gold in concentrates for 2014.

As operations transition from post-commissioning to steady-state, Oyu Tolgoi has been focusing on cost reduction and productivity initiatives designed to generate positive cash flow, improve overall operational and financial performance.

Discussions with the Government of Mongolia and project financing update

In June 2014, Oyu Tolgoi received a Tax Act (Tax Assessment) from the Mongolian Tax Authority (MTA) as a result of a general tax audit for the period covering 2010 through 2012. The Company believes the Tax Assessment includes breaches of the tax stabilization provisions of the Investment Agreement. The unpaid taxes, penalties and fines imposed by the Tax Assessment are approximately $127 million and the claim is being disputed

Oyu Tolgoi is engaging with the Government of Mongolia and the Mongolian Tax Authority to try and resolve these tax disputes.

All of the 15 global banks participating in the Oyu Tolgoi project financing have agreed to extend their respective commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014. In addition, Export Development Canada, the European Bank of Reconstruction and Development (EBRD), the International Finance Corporation (IFC), the Export-Import Bank of the United States, as well as the Australian Export Finance and Insurance Corporation, also have conditional board approvals to close the financing.

The feasibility study for the underground is largely complete subject to confirmation of some estimate assumptions.

Further underground development is expected to recommence once successful resolution has been reached on the outstanding shareholder issues including satisfactory resolution of the recent tax claims and potential breach of the Investment Agreement, agreement of a comprehensive funding plan including project financing, completion and approval of the underground feasibility study and obtaining all necessary permits for the mine.

Q2’14 development and exploration drilling

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi ore bodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery.

Final results have been received from Hugo West Shallow and are consistent with previous results and expectations of modest grades. Hugo West Shallow is interpreted to form part of a peripheral halo to Southern Oyu mineralization, evidenced by strong structural controls on mineralization, trace sphalerite in most holes and pervasive quartz-sericite-pyrite alteration which in some holes transitions to a chlorite-sericite-pyrite assemblage.

SOUTHGOBI

Turquoise Hill to sell 29.95% stake in SouthGobi

On July 29, 2014, Turquoise Hill announced that it had entered into a share purchase agreement with National United Resources Holdings Limited (the Purchaser), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (SEHK), providing for the sale to the Purchaser of a 29.95% stake in SouthGobi.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56,102,000 common shares that it owns in the capital of SouthGobi to the Purchaser at a price of C$0.455 per common share, following which Turquoise Hill would continue to hold 48,705,155 shares of SouthGobi, representing approximately a 26% stake in SouthGobi. Under the terms of the agreement, the Company is to receive approximately C$12.8 million in cash at closing and deferred consideration of approximately C$12.8 million due one year after the closing of the transaction.

Closing is subject to certain closing conditions, including the SEHK approving the circular to be provided to the Purchaser’s shareholders for the shareholder vote on the transaction and the Purchaser’s shareholders approving the transaction. Closing is expected to occur no later than November 30, 2014.

Sales and operations at the Ovoot Tolgoi coal mine

In Q2’14, SouthGobi’s revenue was $6.7 million compared to $6.1 million in Q2’13. SouthGobi sold 0.63 million tonnes of coal at an average realized selling price of $12.52 per tonne compared to sales of 0.32 million tonnes of coal from stockpile at an average realized selling price of $26.26 per tonne in Q2’13. Revenue increased in the second quarter of 2014 compared to the second quarter of 2013 primarily due to higher sales volumes. The average realized selling price was impacted by the product mix in the second quarter of 2014.

Cost of sales was $21.3 million in Q2’14 compared to $31.7 million in Q2’13, a decrease of $10.4 million arising primarily from a reduced writedown of the carrying value of inventory. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense.

Production decreased to 0.55 million tonnes of raw coal in the second quarter of 2014 compared to production of 0.64 million tonnes of raw coal in the first quarter of 2014. This decrease in production is due to SouthGobi’s decision in June in response to current market conditions to reduce its production and place approximately half of its workforce in furlough. This furlough is anticipated to remain in place until the end of August subject to market conditions.

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or any legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (NFC) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. The report with conclusions of the investigations by the NFC has been provided to the Prosecutor General of Mongolia. The Prosecutor General has issued criminal charges against the three former employees and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge had concluded that the investigation on the case was incomplete and had ordered that the case be returned to the General Prosecutor for additional investigation. On June 24, 2014, SouthGobi announced it had been informed that the additional investigation has been completed and the case was transferred back to the First Instance Second District Court which set the trial date to June 30, 2014. Following the initial appearances before the court by all concerned parties, the trial date for the case has been deferred until August 25, 2014.

The likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these accusations as unfounded and disputes these accusations and the procedures and conclusions of the investigations that led to these accusations and will vigorously defend itself and its former three employees against these charges. At this point, the three former employees continue to be subject to a travel ban. SouthGobi Sands LLC is designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including $1.5 million held in local bank accounts, in connection with its continuing investigation of these allegations. This $1.5 million is included within the cash balance in Turquoise Hill’s financial statements. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Class action lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed securities class action against SouthGobi, certain of its former senior officers and current directors, and its former auditors, Deloitte LLP, in the Ontario Superior Court of Justice in relation to SouthGobi’s restatement of financial statements as previously disclosed.

The proposed class action seeks general damages against all defendants in the sum of C$30 million, without particulars as to how such amount was determined, or such other amount that the Court deems appropriate. Turquoise Hill has been advised that SouthGobi disputes and will vigorously defend itself against these claims. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the action or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill’s management, at June 30, 2014 a provision for this matter is not required.

CORPORATE ACTIVITIES

Election of directors at Annual Meeting of Shareholders

All nominees set forth in the Turquoise Hill management proxy circular dated March 26, 2014 were elected directors of the Company at the 2014 Annual Meeting of Shareholders, which was held on May 8, 2014.

New Chief Financial Officer

Effective June 1, 2014, Mr. Steeve Thibeault was appointed Chief Financial Officer of the Company replacing Mr. Chris Bateman, who left the Company to pursue other opportunities. Most recently, Mr. Thibeault was Chief Financial Officer of Australian Stock Exchange-listed Energy Resources of Australia.

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. The Company filed a motion to dismiss on June 19, 2014. In the opinion of the Company, at June 30, 2014 a provision for this matter is not required.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Jun-30 2014	Mar-31 2014	Dec-31 2013	Sep-30 2013
Revenue
Copper-gold concentrate	$436.0	$108.0	$51.6	$—
Coal	6.7	5.1	32.4	15.7

Total revenue	$442.7	$113.1	$84.0	$15.7

Net (loss) income from continuing operations attributable to the Company	$9.6	$(50.6)	$134.3	$(84.8)
Income (loss) from discontinued operations attributable to the Company	—	—	4.1	(9.3)

Net (loss) income attributable to the Company	$9.6	$(50.6)	$138.4	$(94.1)

Basic (loss) income per share attributable to the Company
Continuing operations	$—	$(0.03)	$0.10	$(0.07)
Discontinued operations	—	—	0.01	(0.01)

Total	$—	$(0.03)	$0.11	$(0.08)

Diluted (loss) income per share attributable to the Company
Continuing operations	$—	$(0.03)	$0.10	$(0.07)
Discontinued operations	—	—	0.01	(0.01)

Total	$—	$(0.03)	$0.11	$(0.08)

	Jun-30 2013	Mar-31 2013	Dec-31 2012	Sep-30 2012
Revenue
Copper-gold concentrate	$—	$—	$—	$—
Coal	6.1	4.4	1.3	3.8

Total revenue	$6.1	$4.4	$1.3	$3.8

Net (loss) income from continuing operations attributable to the Company	$(77.8)	$(40.4)	$(144.0)	$125.5
Loss from discontinued operations attributable to the Company	(27.6)	(10.5)	(1.0)	(13.3)

Net (loss) income attributable to the Company	$(105.4)	$(50.9)	$(145.0)	$112.2

Basic (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.11)	$0.11
Discontinued operations	(0.02)	(0.01)	—	(0.01)

Total	$(0.08)	$(0.04)	$(0.11)	$0.10

Diluted (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.11)	$0.11
Discontinued operations	(0.02)	(0.01)	—	(0.01)

Total	$(0.08)	$(0.04)	$(0.11)	$0.10

For additional information, please consult the financial statements.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and is in the process of divesting a majority of its stake.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the time required to complete the underground feasibility study for the Oyu Tolgoi Project and the approval of such study by Oyu Tolgoi’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

The Company’s MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.